MASTERWORKS

Launching Now | Joan Mitchell (17.7% | 1.25 | $3,548,000)


Recently Sold Paintings[1]
Joan Mitchell
Annualized Net Return
17.8% 672 days held
George Condo
Annualized Net Return
21.5% 638 days held
Andy Warhol
SALE
ANNOUNCEMENT
SOLD

LAUNCHING NOW: JOAN MITCHELL



Investors Only: $500 Minimum


60% SOLD OUT



Annual Growth of Record Price

17.7%*

Market Risk-Adjusted Appreciation

1.25 vs. **0.28** vs. **0.56**

Mitchell's Market | All Art Market | S&P 500

INVEST NOW

Investments are often compared through risk-adjusted appreciation, which is measured using the appreciation rate as well as the volatility of that investment. This is typically referred to as a "Sharpe Ratio." Volatility represents how likely you are to achieve an appreciation rate in the future, based on historical data. Higher volatility generally means more risk, and lower volatility generally means less risk.

Risk-Adjusted Appreciation: Reflects the average annualized artist market appreciation or depreciation of repeat sales at public auction for a specific artist (paintings only) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns in that artist's market. For any particular artist market, this

reflects a time range of the earliest purchase price date for all repeat sales, ending on the last sale date for that artist for their repeat sales.

All-Art: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor's CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.

*Paintings by Joan Mitchell have a record price compound annual growth rate ("CAGR") of 17.7% from May 9, 1984 to September 30, 2022. This calculation is based on (i) a record price of $28,000 on May 9, 1984, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $14,500,000, the most recent record price as of September 30, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

[1] "Net Annualized Return" refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A ordinary shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. Masterworks sells artwork opportunistically and therefore the actual returns achieved by investors in select issuers that have sold a painting are not indicative of the investment performance of shares offered by the majority of other Masterworks issuers that have not yet sold a painting and past performance is not indicative of future performance.

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